January 16, 2013

United States Securities and Exchange Commission

100 F Stret, N.E.

Washington DC 20549-7561

Re:	Easy Health Technologies Ltd. (formerly Glorious Pioneer Investments Ltd.)

Commission File Number (000-54022)

Commissioners:

We have read Item 16 of Form 20-F dated January 16, 2013, of Easy Health Technologies Ltd. (formerly Glorious Pioneer Investments Ltd.) and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits as of March 31, 2012 and 2011 and the related statements of operations, stockholder’s equity and cash flows for the fiscal years then ended, for the period from January 5, 2010 (inception) through March 31, 2010 and for the period from January 5, 2010 (inception) through March 31, 2012.

/s/Li and Company, PC

Li and Company, PC